The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended September 30, 2001, amounts have been reclassified to reflect a decrease in paid-in capital of $17,514,910, a decrease in overdistributed net investment income of $431,117, and a decrease in accumulated net realized loss on investments of $17,083,793. As noted in the Statement of Changes in Net Assets, for federal income tax purposes, the Fund realized a return of capital of $16,326,092. Net assets of the Fund were unaffected by the reclassifications.